UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Federal Agricultural Mortgage Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

313148108

(CUSIP Number)

Steven L. Lilly
National Rural Utilities Cooperative Finance Corporation
2201 Cooperative Way, Herndon, Virginia 20171
703-709-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 313148108	Page 2 of 5 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON National Rural Utilities Cooperative Finance Corporation 52-0891669
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION District of Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 79,000
8	SHARED VOTING POWER
9	SOLE DISPOSITIVE POWER 79,000
10	SHARED DISPOSITIVE POWER
11	AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (see Instructions) CO

Item 1.   Security and the Issuer

This Statement on Schedule 13D relates to the Class A Common Stock of Federal Agricultural Mortgage Corporation (“Farmer Mac”), 1133 Twenty First Street, N.W. Suite 600, Washington, DC 20036.

Item 2.   Identity and Background

(a) - (c)  This Statement is filed by National Rural Utilities Cooperative Finance Corporation (“National Rural”), 2201 Cooperative Way, Herndon, VA, 20171.  National Rural’s principal business is providing financing to rural electric cooperatives in the United States.

(d) - (e) None

(f) N/A

Item 3.   Source and Amount of Funds or Other Consideration

Working capital in the amount of $510,200 was used to purchase the 79,000 shares.

 Item 4.   Purpose of Transaction

National Rural intends to make additional investments in Farmer Mac Class A Common Shares and intends to review its investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, National Rural’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions.  National Rural may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, selling some or all of its Shares or purchasing additional Shares, seeking director nomination, voting shares and formulating other plans or proposals regarding Farmer Mac or its securities to the extent deemed advisable by National Rural in light of its business, general investment policies, market conditions and any subsequent developments affecting Farmer Mac and the general business and future prospects of Farmer Mac. National Rural may take any other action with respect to the shares permitted by applicable law.

Item 5.   Interest in Securities of the Issuer

(a)  National Rural beneficially owns 79,000 shares of Class A Common Stock of the issuer, which constitutes 7.7% of the ouststanding shares of such class.

(b) National Rural has sole power to vote and dispose of the 79,000 shares.

(c) In the past 60 days, National Rural made open market purchases of the Class A Common Stock pursuant to a written trading plan on the dates, in the amounts and at the prices set forth on Schedule 1 hereto.

(d) None.

(e) N/A

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.    Material to be filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 23, 2009

/s/ Steven L. Lilly_________________

Steven L. Lilly

Senior Vice President and Chief Financial Officer

Schedule 1

Transactions by the Reporting Person in
Class A Common Shares During the Prior Sixty Days

Date	Number of Common Shares Purchased	Price Per Common Share
11/10/09	8,100	6.50
11/10/09	100	6.46
11/10/09	6,000	6.49
11/11/09	10,600	6.50
11/12/09	26,200	6.50
11/12/09	2,700	6.40
11/13/09	10,000	6.40
11/16/09	14,900	6.40